Obtaining Control of Credit Suisse Large Cap Blend II Class
B

As of April 30, 2010, American Enterprise Investment Svc
("Shareholder") owned 0 shares of the Fund.  As of October
31, 2010, Shareholder owned 72,159.801 shares of the Fund, which represented 29.44 % of the outstanding shares.
Accordingly, Shareholder has presumed to be a controlling person of the Fund.

Ceasing Control of Credit Suisse Large Cap Blend II

As of April 30, 2010, Nat'l Financial Svcs Corp FBO
Customers ("Shareholder") owned 372,374.020 shares of the Fund, which represented 28.53 % of the Fund. As of October
31, 2010, Shareholder owned 271,315.985 shares of the Fund.
Accordingly, Shareholder has ceased to be a controlling person of the Fund.